

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Ignacio Madridejos
Chief Executive Officer
Ferrovial SE
Kingsfordweg 151
1043 GR Amsterdam
The Netherlands

　　　Re:　Ferrovial SE
　　　　　Amendment No. 2 to Draft Registration Statement on Form 20-F
　　　　　Exhibit No. 4.2
　　　　　Submitted December 15, 2023
　　　　　CIK No. 0001468522

Dear Ignacio Madridejos:

　　　We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

　　　　　　　　　　Sincerely,

　　　　　　　　　　Division of Corporation Finance